Exhibit 99.1

ENTRÉE RESOURCES PROVIDES UPDATE ON ENTRÉE/OYU TOLGOI JV NEGOTIATIONS

VANCOUVER, BC, July 17, 2023 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) (the "Company" or "Entrée") wishes to respond to comments made by its joint venture partner Oyu Tolgoi LLC ("OT LLC") and Rio Tinto at an investor site visit to the Oyu Tolgoi copper mine in Mongolia on July 11, 2023. During the Q&A session when asked about the Entrée/Oyu Tolgoi joint venture, representatives of OT LLC and Rio Tinto stated that the parties were "nearing the close of the negotiations", and "finalizing the final touches on the definitive agreement". The transcript of the Q&A session has been made available to the markets via Rio Tinto's website.

As previously disclosed, Entrée has been engaged in negotiations with OT LLC and Rio Tinto to amend or restructure the joint venture agreement ("Entrée/Oyu Tolgoi JVA") that has governed the relationship between the parties since 2008 and transfer the Shivee Tolgoi and Javhlant mining licenses to OT LLC as contemplated in the Entrée/Oyu Tolgoi JVA. The Company believes that amending or restructuring the Entrée/Oyu Tolgoi JVA to align the interests of all stakeholders would be in the best interests of the Company and its shareholders, provided there is no material net erosion of value to Entrée.

While the parties have made good progress, several key items still need to be resolved before any definitive agreement could be finalized or signed, including with respect to the potential acquisition by the Government of Mongolia of 34% of the Company's economic interest in the Entrée/Oyu Tolgoi joint venture property ("Entrée/Oyu Tolgoi JV Property"). The Minerals Law of Mongolia provides the State may share in up to 34% of the economic benefit derived from exploitation of a mineral deposit of strategic importance where proven reserves were determined through funding sources other than the State budget. The Hugo North Extension copper-gold deposit on the Shivee Tolgoi mining license and the Heruga copper-gold-molybdenum deposit on the Javhlant mining license are mineral deposits of strategic importance.

The Company will provide further updates on negotiations as developments warrant. Any amendment to or restructuring of the Entrée/Oyu Tolgoi JVA would be subject to Toronto Stock Exchange acceptance and the requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions applicable to a related party transaction. There are no assurances that a definitive agreement will be signed, or if signed, that a transaction would close.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia. Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Horizon Copper Corp. and Rio Tinto are major shareholders of Entrée, beneficially holding approximately 25% and 16% of the shares of the Company, respectively. More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; the Company's negotiations with OT LLC and Rio Tinto regarding a potential restructuring or amendment of the Entrée/Oyu Tolgoi JVA; the Company's discussions with the Government of Mongolia regarding a potential acquisition by the Government of Mongolia of 34% of the Company's economic interest in the Entrée/Oyu Tolgoi JV Property; the Company's ability to transfer the Shivee Tolgoi and Javhlant mining licences to OT LLC either in conjunction with finalization and execution of a restructured or amended agreement with OT LLC, or enforcement of certain provisions of the Entrée/Oyu Tolgoi JVA pursuant to binding arbitration proceedings; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement; discussions with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, Rio Tinto, and OT LLC on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée's interest in the Entrée/Oyu Tolgoi JV Property; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; the commencement and conclusion of arbitration proceedings, including the potential benefits, timing and outcome of arbitration proceedings; the potential benefits, timing and outcome of negotiations with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OT LLC, and Rio Tinto; that the Company will continue to have timely access to detailed technical, financial, and operational information about the Entrée/Oyu Tolgoi JV Property, the Oyu Tolgoi project, and government relations to enable the Company to properly assess, act on, and disclose material risks and opportunities as they arise; local and global economic conditions and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, including inflationary pressures thereon resulting in cost escalation, and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; the status of Entrée's relationship and interaction with the Government of Mongolia, Erdenes Oyu Tolgoi LLC, OT LLC, and Rio Tinto; and the Company's ability to operate sustainably, its community relations, and its social licence to operate.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures, including the ability to access detailed technical, financial and operational information; risks related to the Company's significant shareholders, and whether they will exercise their rights or act in a manner that is consistent with the best interests of the Company and its other shareholders; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto or OT LLC and by government stakeholders or authorities including Erdenes Oyu Tolgoi LLC and the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; global conflicts; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2022, dated March 31, 2023 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/July2023/17/c6799.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 15:52e 17-JUL-23